

MAIL STOP 3561

May 29, 2007

Mr. Richard Goldstein
Chairman and Chief Executive Officer
Courtside Acquisition Corp.
1700 Broadway
New York, NY 10019

> **Re: Courtside Acquisition Corp.**
> **Amendment No. 1 to Proxy Statement on Schedule 14A**
> **Filed May 9, 2007**
> **File No. 000-32549**

Dear Mr. Goldstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In response to prior comment one, you indicate that meetings include investors and persons who might be interested in purchasing your securities. Please describe the substance of the meetings. With respect to the potential investors, tell us the reasons for their participation and describe any discussions, arrangements or understandings concerning the methods through which they may become securityholders.

2.   Please describe any written outlines, instructions or materials used by any person

for these meetings, through personal interview, telephone, or otherwise. See Rules 14a-6(b) and (c) of the Exchange Act of 1934.

3.   With respect to discussions with potential investors, describe the contacts with such persons or entities and provide an analysis regarding whether such contacts are offers under the Securities Act.

Notice of Special Meeting

4.   Please revise your disclosure under item (1) to indicate the range of indebtedness, quantifying the maximum, that you may be required to incur in order to fund the cash portion of the acquisition price. In this regard we reissue our prior comment seven:

   a.   Please revise item (1) to quantify the total consideration and "certain liabilities." The paragraph should also quantify the approximate amount of debt necessary to supplement the trust assets and cover the purchase price. In this regard, revise the third bullet point on page three and elsewhere to indicate that additional financing commitments are necessary instead of stating that they "may" be used to fund a portion of the acquisition.

Summary of the Material Terms of the Acquisition, page 1

5.   We note your disclosure on page two that you will be responsible for bringing indemnification claims against the sellers in the Columbus acquisition agreement. In an appropriate section, please clarify what role, if any, your existing management team played in the related negotiations. If your existing management did not conduct any due diligence related to this acquisition, you should clarify this fact and explain the potential risks to investors.

6.   We note your response to comment 11 and revised disclosure on page one. Please advise us of the nature and approximate amount of unquantifiable liabilities that are anticipated.

Questions and Answers About the Proposals, page 3

7.   We do not believe that the company's response to our prior comment 14 is sufficient. In reissuing our comment please note that "information supporting those beliefs" should include the actual information provided to you, not merely a reference indicating that information was provided. Our prior comment was:

   a.   Your current disclosure on page four and elsewhere includes statements concerning management's belief that ACN "has in place the infrastructure for strong business operations and to achieve growth …" and provides your shareholders "with an opportunity to participate in a company with significant growth potential." Any statements contained in your Schedule 14A concerning management's beliefs, particularly those concerning the future, should be accompanied by either: (1) information supporting those beliefs or (2) appropriate qualifying language. Please revise your disclosure throughout.

Summary of the Proxy Statement, page 9

8.   Please clarify whether Messrs. Goldstein and Greenwald have waived repayment of the $318,000 advanced by them in the event that the company does not consummate the transaction and is dissolved.

9.   We note your responses to comments nine and 39. Please revise the second paragraph on page 10 and the beginning of the business discussion for ACN to clarify and quantify the amount of revenues derived from home delivery. Currently it is unclear how your household circulation number relates to the bulk of your business, which does not appear to involve home delivery.

10.   In your response to our prior comment 25 you indicate that it is Capitalink's view that its opinion may only be relied upon by the board, and not by the shareholders. Tell us whether Capitalink consistently takes this view in all of its opinions regarding SPACs and other transactions, and explain for us why the parties opted to exclude shareholder reliance in this instance.

11.   Please revise your discussion under "The Acquisition" to disclose the actual total amount of liabilities and contractual obligations being assumed by ACN as part of the Columbus purchase. In this regard your page 13 discussion should be clarified and consolidate any duplicative disclosure from page 12.

12.   Please revise the first bullet point on page 18 to identify the vendors and service providers that have provided waivers.

Risk Factors, page 27

13.   Please clarify the meaning of your statement on page 31 that "[c]onversions in excess of approximately 1.7% ($1,350,000) will likely require [you] to seek further debt or equity financing to be able to close the acquisition." Does this mean that you may be required to borrow beyond the $152,000,000 financing commitment? Also, please revise this risk factor to indicate the amount of cash expected to be available to the company immediately following the merger after the payment of merger related costs and expenses. Please revise the cover page and summary consistent with this comment.

14.   Please revise the risk factor "Our indebtedness could …" to provide a clearer definition of "excess cash flow" and distinguish it from your Statement of Cash Flows presentation. In this respect your risk factor disclosure does not appear to include borrowing under the senior notes. Please advise or revise.

15.   It appears that ACN's debt obligations will more than double as a result of the proposed transaction. Please address the increase in debt obligations, which does not appear to correspond to an increase in ACN assets (apart from the Columbus operations), in quantified terms.

16.   We reissue prior comment 33. It is unclear what practical difference exists between the representation that Courtside will have received a financing commitment and an actual financing commitment. Please revise accordingly.

17.   We note your response to prior comment 41. Please revise the caption as requested and describe in quantified terms the consequences of a breach by Courtside of its obligations if more than 1.7% of shareholders convert and Courtside is unable to find sufficient additional financing.

18.   We note the revised risk factor "The exercise of our directors' and officers' discretion…" on page 33. Please advise us of the conditions that Courtside anticipates may be the subject of a waiver request. Advise us of Courtside's plans regarding a solicitation of proxies in the event of such a waiver request.

Special Meeting of Courtside Stockholders, page 37

19.   We note that the company has eliminated the requirement that investors tender their shares prior to the shareholder vote in connection with the exercise of their conversion rights. In text responsive to our prior comment 43 you indicate that the converting shareholder must deliver its shares "promptly after the meeting." Please clarify what prompt means, as well as whether a failure to deliver promptly may result in a denial of payment.

20.   In an appropriate section, please provide more detailed disclosure about the Columbus acquisition, particularly how it was financed. For example, explain if ACN financed the acquisition with borrowings from Bank of Montreal. If so, state whether these borrowings will be repaid in connection with the current transaction. Tell us whether the Columbus acquisition is being added to the proposed business combination dollar for dollar or whether the existing ACN shareholders will realize a gain.

The Acquisition Proposal, page 42

21.   Please disclose the total number of shares you expect to issue as merger consideration, including a description of their terms if different from your

currently outstanding common stock. In addition, please describe any registration rights associated with these shares.

22.   On page 42 you disclose that one of the two reasons that you amended your purchase agreement was due to the "anticipated results for the second quarter of 2007." Please expand on this point to discuss these anticipated results as well as why this risk was not allocated between the parties in the initial agreement.

23.   We note that the company has added a paragraph discussing the assets which are being excluded from the purchase agreement. These assets include cash and accounts receivable that appear to be ACN's main liquid assets. Please clarify this statement. Also, you further state that "[t]he exclusion of [these] assets from the transaction will not have any material adverse impact upon Courtside's ability to operate the acquired business." Please elaborate on the basis for this statement, clarifying the expected cash balance immediately following the merger as compared to your anticipated current liabilities. In addition, please clarify whether you will be in violation of your debt covenants immediately following the merger. Finally, please confirm that all of your pro-forma presentations appropriately reflect these exclusions.

24.   Please explain why the shares issuable to ACN as merger consideration will be adjusted in the event that the ACN shareholders purchase other shares from you. What is the relationship between the two? In addition, advise us of the extent to which ACN shareholders could engage in arbitrage if your share price declines below the $5.70 conversion price.

25.   Please revise your discussion under "Purchase Price Adjustments" to improve its clarity.

Financing Commitments, page 47

26.   Please confirm to us that the advisory fee referenced on page 47 as payable to BMO Capital Markets is the same as the $250,000 work fee referenced on page 53.

27.   We note that your senior secured notes will require you to pay principle after a one year grace period. However, your risk factor disclosure only addresses the cash required to pay interest and assumes no principle payment. Please clarify your risk factor disclosure to indicate when you will be required to repay the principle and include an estimate of such payments.

28.   On page 48 the company has added disclosure of the fees and expenses associated with its debt. It is difficult for the reader to understand the formula-driven impact of these terms. Please revise to add disclosure addressing the dollar amount of the likely annual range of expenses and fees to be paid. In addition, please revise to

include a summary of the expected fees and expenses associated with your financing arrangements and discuss the impact of these payments on your business going forward. Finally, please ensure that the Summary and Risk Factor disclosure is updated in response to the foregoing comments.

29. Please revise your risk factor disclosure to clarify the terms of your senior secured notes and explicitly discuss their mandatory prepayment provisions.

30. We note that your senior secured notes contain several conditions precedent to your closing, including receipt of a minimum equity contribution of $75 million and $12.5 million in mezzanine debt or preferred stock. Please elaborate on these conditions and the anticipated parties and terms. If true, explain that the company contemplates a $75 million private placement.

31. With respect to the foregoing, we also request that the company provide us with an analysis of whether such an issuance would be the subject of proxy solicitations.

32. We note that a number of items in your financing related disclosure are "to be determined." Please ensure that your disclosure is updated as these issues are resolved.

33. On page 51 you disclose that an impairment of any security interest will constitute an event of default which would result in the acceleration of your debt. The lender's security interest would appear to cover your intangible assets, including goodwill. With a view to disclosure, tell us whether a goodwill-related impairment would trigger repayment and present a risk to shareholders.

Background of the Acquisition, page 53

34. Please revise to name the new Columbus cluster President and clarify the extent of his prior relationship with Messrs. Carr and Wilson.

35. Please revise to expand your discussion of the anticipated shortfall for the second quarter of 2007 and the reasons for such shortfall, such as the "certain second quarter 2006 customer advertising programs not continuing in 2007." Please explain, with a particular emphasis on the expected longevity of the shortfall. For example, do you expect that the decline in real estate advertising will continue, and how much of an impact is this having on your sales?

36. Please revise the last full paragraph on page 51 and where appropriate to address the extent of your efforts to secure a larger financing commitment and source of additional financing in the event more than 1.7% of shareholders elect for conversion. With respect to the financing commitment, we note previous disclosure indicating that the financing commitment was for less than the current

amount.

37.   Please include the financing commitment as an appendix.

38.   Please clarify the second full paragraph on page 61 where you say that Mr. Hernandez "agree[d] to a $5 million reduction in the cash purchase price with $10 of such reduced purchase price …"

39.   Please update your discussion to disclose any share purchases made by ACN or its affiliates, including:

    a. the dollar amount of such purchases;

    b. the number of shares purchased; and

    c. whether the shares will be voted in favor of the transaction.

    Also, tell us whether the purchases were structured to comply with Rule 10b5-1.

40.   We reissue our prior comment 62 in part. It is unclear how the board valued the target and the range of values it determined for ACN. On page 65 you disclose that the target's enterprise value was "assumed" to be $165,000,000 based on the purchase price. Explain how the board determined that the price being paid was fair from a financial point of view.

41.   On page 65 you disclose that "[t]he board considered the value of ACN (as of the date of the board meeting) in relation to its growth potential …" Please identify the board meeting date, explain any significance of this date compared to other valuation dates, and address the board's consideration of the target's value relative to the proposed acquisition price.

42.   Please revise to expand on your page 65 statement that none of the comparable companies used by the board in its valuation analysis "have characteristics substantially similar to ACN." It is unclear how the board determined that these companies are "comparable," if they have no characteristics that are substantially similar to ACN. Specifically address the dissimilarities between these companies, including, for example, revenues, revenue types, market capitalization, assets, etc. In addition, please clarify whether there are any other companies within the community newspaper industry which were not included in the analysis and state the reason for their exclusion.

43.   Please revise to clarify the reference to "strong reader loyalty" on page 65. For example, what did the most recent third party surveys indicate about your readership rates, etc.

44.   We note that the company presents mean and median data on page 66. Please clarify that because your averages contain only three companies, they may be skewed in any given year by factors specific to a particular company. And explain how this may undercut the comparability analysis despite your efforts to normalize results. In addition, explain that your efforts to normalize results, as disclosed on page 65, add a level of subjectivity to the analysis. Please clarify what "Enterprise Value/EBITDA as a Multiple of Projected Long Term Growth Rate" is and what it is designed to measure.

45.   Your response to our prior comment 65 indicates that your "board did not consider the need to incur indebtedness as a negative factor …" and that "it expects that the leverage it provides will enable it to earn returns, through expansion, acquisitions, and increased efficiencies, greater than the cost of the debt." However the financial models used appear to assume a 7% growth rate while your interest rates appear to be 1-2% higher. Please clarify and incorporate your response to this comment into an appropriate place in your disclosure.

46.   We reissue prior comment 66. Please include in the appendix the underlying assumptions and analyses that Capitalink used in formulating the opinion.

Capitalink Fairness Opinions, page 69

47.   On page 77 you disclose that your investment banker "noted that ACN's indicated enterprise value range is higher than the purchase price range." Please revise to clarify the overlap between the ranges and explain their underlying assumptions.

48.   Please explain the meaning of your statement that "Capitalink did not evaluate the solvency or fair value of Courtside or ACN under any foreign, state or federal laws relating to bankruptcy, insolvency or similar matters."

49.   We do not believe that the company has responded entirely to our prior comment 69. Accordingly, we reissue a modified version of that comment. Please reconcile your inclusion of detailed information from the opinion and recommendation that shareholders review the opinion with your disclosure that shareholders may not rely on the opinion.

50.   Please provide additional financial data supporting the comparability of the companies presented in your Comparable Transaction Analysis on page 79.

Pro Forma Financial Statements, page 89

51.   We note your response to prior comment 81 of our letter dated April 13, 2007. Please explain in more detail why you believe that the fair value of the deferred revenue is equal to its recorded book value. Based on your response, it would appear that the circumstances in which you would be required to refund the

subscription amount to the subscriber would represent a relatively small percentage of the transactions noted. In circumstances where you are required to perform the contracted services with the subscribers, it would appear that the incremental costs to meet this legal performance obligation would be minimal. Further, we note that the amount of deferred revenue reflected in the pro forma financial statements exceeds the combined book value of the deferred revenue recorded by ACN and CMM. Please advise and revise your disclosures to state why you believe that the amount of deferred revenue reflected in the pro forma financial statements represents the fair value of the legal performance obligation to the acquiring entity in accordance with EITF 01-03.

The Director Election Proposal, page 106

52.   Please provide the disclosures required by Item 402 of Regulation S-K for ACN's management.

Business of ACN, page 122

53.   We note that the company has revised its text in response to our prior comment 103 regarding its growth related assertions. In response you indicate organic growth of approximately 6.5% but do not specify what growth you are measuring. Also, your acquisition related growth discussion is unclear. Please revise to clarify both what grew and the assumptions used to determine such growth.

54.   We note your response to our prior comment 105. We continue to believe that an understanding of the circumstances leading up to such an agreement is important to investors. Accordingly, please discuss the circumstances, financial, business and economic, that led the company into that position. Also, include a discussion of the relevant factors that have and have not changed since this time.

55.   We reissue prior comment 106. Please revise accordingly.

56.   We were unable to understand your response to our prior comment 111. Please advise.

57.   We note your response to prior comments 119 and 120. Please identify for us the "certain members of executive management" previously disclosed and the date of the 2006 distributions, and quantify the total value received. Also, advise us in quantified terms of the "consistent valuation utilizing the December 2004 acquisition" that was used to value the units.

ACN's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 141

58.   We note your response to comment 121. We continue to believe that your

overview could be improved with a more specific discussion in this section. For example, we note press releases indicating that a decline in local real estate markets has led to a decline in your advertising revenues. Please revise to provide more detailed and specific disclosure in response to our prior comment. For ease of reference our prior comment was:

    a.   The MD&A section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the guidance in SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

59.   We note the added text on page 145 in response to comment 125. Please revise to estimate the tax payments that you would have made for the prior year to give investors a better understanding of your financial picture going forward.

Results of Operations, page 146

60.   Please disclose the date of the Amendment One acquisition and clarify how it materially affected your results of operations.

61.   Please explain why your bad debt write-offs increased for the year-ended December 31, 2006.

62.   Please explain the nature of the 2005 litigation activities which caused legal expenses to increase by $0.1 million.

Liquidity and Capital Resources, page 150

63.   We do not believe that the company's response to our prior comment 131 is sufficiently detailed. Accordingly, we reissue that comment.

64.   We note your response to prior comment 156. Please clarify the use and reasons for the calculation of compounded growth rates.

Financial Statements, page FS-1
Note B – Summary of Significant Accounting Policies, page FS-9

65.   We note your response to prior comment 80. Please revise your disclosures to define mastheads, and to state the factors that you considered in determining that these assets had an indefinite useful life. To the extent that your evaluation was based in whole or in part on analysis performed by valuation firms or other third parties, identify the experts used.

66.   We note your response to prior comment 144. Please revise your disclosures to include additional information similar to that provided in your supplemental response. With respect to transactions that involve the extension of credit, state how you determined that persuasive evidence of an arrangement exists, that the sales price is fixed and determinable, and that collectibility is reasonably assured.

Note C – Acquisitions and Dispositions, page FS-12

67.   We note your responses to prior comments 79 and 145. To the extent that references are made to valuations performed by third parties (even if the valuation is only one of several factors considered), the expert(s) must be specifically identified. Please revise the filing to either name each of the experts used, or alternatively, to eliminate all references to reliance on the work performed by others, such as third party independent appraisals. In addition, please note that consent(s) of any experts used will be required to be filed as an exhibit to any registration statement or Exchange Act filing that is incorporated by reference into a registration statement.

68.   We note your response to prior comment 141. Please tell us how you determined that the acquisition of Suburban Washington Newspapers, Inc. by ACN in 2005 was significant, but that the acquisitions of Monticello Times, Inc. and Hartman Newspapers, L.P. were not significant. We note that based on your disclosures on pages 141-142, it appears that the purchase price for the acquisition of Hartman Newspapers exceeded the amount paid for the acquisition of Suburban Washington Newspapers, which was determined to be significant. Provide all supporting calculations.

69.   We note your response to prior comment 145. Please revise your disclosures to separately state the cash paid for each of the acquisitions disclosed.

Other

70.   We note the Form 8-K filed May 4, 2007 and the statement that EarlyBirdCapital, Inc. is assisting you in making presentations to your investors and potential investors. Please revise the proxy statement to expand on the role that EarlyBird is playing, including the extent to which it is assisting in any requirement that

Courtside complete a private placement in connection with the proposed business transaction.

71.   We note your response to comment 96. Please advise us why the agreement with Alpine would not be considered definitive. Advise us if there is a risk of non-performance by Alpine and explain on what basis Alpine is expected to continue to perform if there is no such definitive agreement.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or James Lopez at (202) 551-3536.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Noah Scooler
        Graubard Miller
        Fax # (212) 818-8881